

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 2, 2008

Via U.S. Mail and Facsimile to (408) 737-7194
Tunc Doluca
President
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, CA 94086

> **Re: Maxim Integrated Products, Inc.**
> **Form 10-K for the Fiscal-Year ended June 24, 2006**
> **Filed September 30, 2008**
> **Form 10-K for the Fiscal-Year ended June 28, 2008**
> **Filed September 30, 2008**
> **File No. 001-34192**

Dear Mr. Doluca:

We have reviewed your filing and have the following additional comments to those provided on November 26, 2008. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the disclosure in your 10-K that the company has worldwide operations. We also note Charge 3 in the October 3, 2008 Department of Commerce Order regarding exporting technology to Iran without the required license. Your 10-K did not specifically mention Iran, Syria, Cuba or Sudan, countries that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with, Cuba,

Iran, Syria or Sudan, if any. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each of the four countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the four countries**.**

2. Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me or Angela Crane, Branch Chief, at (202) 551-3554 with any questions.

Sincerely,

Jay Webb
Reviewing Accountant